FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC SIGNS FIRST MAJOR ASIAN CUSTOMER — IN INDIA

Khel Galli and CryptoLogic to develop new gaming brand for booming South Asian market

May 14, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, has signed an agreement with Khel Galli – one of South Asia’s fast-growing on-line gaming companies – to develop and launch KhelGalli.com, a new Internet gaming brand for this high-growth market.

“In 2008, CryptoLogic is on the move — launching new games, building new partnerships and entering new markets — and of course South Asia is near the top of our list,” said Brian Hadfield, CryptoLogic’s President and CEO. “For CryptoLogic, it’s exciting to earn the confidence of Khel Galli, a rapidly expanding Asian gaming brand. Khel Galli will offer South Asian players a truly unique gaming experience — our best global products tailored to local tastes and needs.”

The new agreement, made through CryptoLogic subsidiary WagerLogic, provides Khel Galli with one of the Internet’s most extensive online casino and poker offerings. The Khel Galli poker site is expected to launch in the second quarter of 2008, followed by the release of a mini-casino which will include a subset of CryptoLogic’s top-performing casino games later in the year. CryptoLogic will implement full gaming suites on this site, including more than 200 casino games and non-downloadable poker and casino products in 2009.

“For Khel Galli, we wanted a respected partner who could understand the market and develop an exceptional experience for our target audience – and CryptoLogic is an ideal fit,” said Ganesh Mallya, Khel Galli’s CIO. “CryptoLogic’s industry expertise and reputation for integrity will help us expand and broaden our competitive edge for the South Asian market.”

The combination of Khel Galli’s marketing expertise in South Asia with CryptoLogic’s proven ability to produce exciting games and deliver them on a reliable and secure platform creates significant potential for a market-shaping partnership.

“CryptoLogic’s agreement with Khel Galli is another clear demonstration of CryptoLogic’s ability to tailor our software to the specific needs of different customers, different players and different markets,” added Antony Demetriades, Managing Director of WagerLogic.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

TEL 353 (0)1 631 9000   FAX 353 (0)1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4,IRELAND

About Khel Galli (www.khelGalli.com)

Khel Galli is a South Asian-owned business operated by M Gaming and licensed by the Gaming Commission of Curacao, Netherlands Antilles. Khel Galli is focused on keeping up to date with the latest casino games and promotions. The company has underpinned its long-term development around responsible gaming.

KhelGalli.com is dedicated to making the gaming experience as exciting and rewarding as possible for the South East Asian communities.

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For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.